Consent of Independent Auditors

The Board of Directors
Cova Financial Services Life Insurance Company

We consent to the use of our report on the consolidated financial statements of Cova Financial Services Life Insurance Company and subsidiaries (the Company) dated March 5, 1998 and to the reference to our firm under the heading "Experts" in the prospectus, in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-6, No. 333-17963) of Cova Variable Life Account One. Our report on the Company's financial statements dated March 5, 1998, contains an explanatory paragraph stating that as a result of its 1995 acquisition, the consolidated financial information for the periods subsequent to the acquisition is presented on a different cost basis than for the period prior to the acquisition and, therefore, is not comparable.

                                                   /s/KPMG Peat Marwick LLP
Chicago, Illinois
April 27, 1998